UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

Acquisition of SIFT Capital Partners Limited

On May 24, 2018 AGM Technology Limited (“AGM Technology”), a wholly owned subsidiary of AGM Group Holdings Inc. (the “Company”), entered into an equity acquisition agreement with SIFT Capital Partners Limited (“SIFT”) and its shareholders to acquire 75% of SIFT’s equity. In exchange, AGM Technology agreed to pay the shareholders of SIFT a total of HK$6,000,000 (approximately US$764,759 based on exchange rate of 7.8456 on May 24, 2018) (the “Purchase Price”). AGM Technology also agreed that an initial payment of twenty percent (20%) of the Purchase Price (the “SIFT Deposit”) was expected to be paid to SIFT within five business days upon the signing of this agreement, a thirty percent (30%) of the Purchase Price would be paid after the completion of legal and financial due diligence, and the remaining fifty percent (50%) would be paid after Securities and Futures Commission of Hong Kong (“SFC”) approved the transaction and the Amendment to the Articles of Association of SIFT was recorded. As of the date of this report, the SIFT Deposit in the amount of HK$1,200,000 (approximately US$152,952) has been paid to SIFT. If the SFC approval is not granted, the agreement would be deemed canceled and payments made would be returned to AGM Technology.

About SIFT Capital Partners Limited

SIFT is an asset manager established under the laws of Hong Kong and has been licensed under the Securities and Futures Commission (“SFC”) of Hong Kong since October 2013.  SIFT is authorized by the SFC to manage a portfolio of securities or futures contracts for clients and to manage funds on a discretionary basis. Since its establishment, SIFT has been committed to practicing under the Hong Kong financial regulatory authority and helping its Chinese clients achieve their goals in terms of outbound investments in the fields of securities, fixed income and private equity.  Benefiting from the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect respectively in 2014 and in 2016, SIFT broadened its investment scope and research to cover listed companies in both Shanghai and Shenzhen Stock Exchanges.

Acquisition of AGM Global Asset Management Ltd.

On May 25, 2018, the Company entered into an equity acquisition agreement with Alpha Growth Management Co., Ltd. (“Alpha Growth”), the sole shareholder of AGM Global Asset Management Ltd. (“AGM Global”), to acquire 100% of AGM Global’s equity. In exchange, the Company agreed to pay to Alpha Growth a total of US$22,635, fifty percent (50%) of the which (the “AGM Global Deposit”) to be paid by the Company within five business days upon the signing of this agreement, and the remaining fifty percent (50%) to be paid after the completion of member change with the Cayman Islands Registration Office and completion of the transfer procedure. As of the date of this report, AGM Global Deposit in the amount of US$11,317.5 has been paid to Alpha Growth. Prior to the transaction, 75% of the issued and outstanding shares of Alpha Growth was owned by Wenjie Tang, our Chief Executive Officer and director, and 25% by Yufeng Mi, our Chief Technology Officer. As a result, the transaction is deemed a related party transaction.

About AGM Global Asset Management Ltd.

AGM Global was incorporated under the laws of Cayman Islands by Wenjie Tang, our Chief Executive Officer and director, and Yufeng Mi, our Chief Technology Officer. AGM Global is not conducting any business currently, we plan to engage in investment fund business through AGM Global in the future.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	English translation of Equity Acquisition Agreement between AGM Technology Limited, SIFT Capital Partners Limited, and its shareholders, dated May 24, 2018
Exhibit 10.2	English translation of Equity Acquisition Agreement between AGM Group Holdings Inc. and Alpha Growth Management Co., Ltd., dated May 25, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

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